Exhibit 12

LEPERCQ CORPORATE INCOME FUND L.P.
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO FIXED CHARGES

Earnings	2015	2014	2013	2012	2011
Income before provision for income taxes, equity in earnings (losses) of non-consolidated entities and discontinued operations	$42,205	$40,689	$9,321	$12,265	$14,629
Interest expense	27,824	26,990	12,488	13,468	13,831
Amortization expense - debt cost	1,445	1,277	623	586	590
Cash received from joint ventures	150	15	—	—	—
Total	$71,624	$68,971	$22,432	$26,319	$29,050

Fixed charges:
Interest expense	$27,824	$26,990	$12,488	$13,468	$13,831
Amortization expense - debt cost	1,445	1,277	623	586	590
Capitalized interest expense	152	60	46	49	748
Total	$29,421	$28,327	$13,157	$14,103	$15,169

Ratio	2.43	2.43	1.70	1.87	1.92